UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On June 23, 2020, AerCap Holdings N.V. (“AerCap”) issued a press release announcing that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, priced their offering of senior notes, consisting of $1.25 billion aggregate principal amount of the Issuers’ 4.50% Senior Notes due 2023 (the “Notes”). The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory

Date: June 23, 2020

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release.